Exhibit 99.1

Contact:

Michael J. Culotta

Executive Vice President and Chief Financial Officer

(502) 627-7475

David Reno/Meghan Stafford

Sard Verbinnen & Co.

(212) 687-8080

PHARMERICA SENDS LETTER TO OMNICARE TO

SET THE RECORD STRAIGHT ON PRIOR DISCUSSIONS

LOUISVILLE, Kentucky (August 24, 2011) – PharMerica Corporation (NYSE:PMC), a national provider of institutional pharmacy and hospital pharmacy management services, today sent a letter to Omnicare, Inc. (NYSE: OCR) regarding the previously received and rejected unsolicited conditional proposal from Omnicare to acquire PharMerica for $15.00 per share in cash, subject to due diligence and regulatory approvals.

The full text of the letter sent to Omnicare follows:

August 24, 2011

John Figueroa

Chief Executive Officer

Omnicare, Inc.

1600 RiverCenter II

100 East RiverCenter Boulevard

Covington, Kentucky 41011

Dear Mr. Figueroa:

The Board of Directors of PharMerica has discussed your letter of August 23, 2011 in which Omnicare proposes to purchase all of the outstanding shares of PharMerica common stock for $15.00 per share in cash, subject to due diligence and regulatory approvals.

After reviewing with PharMerica’s financial and legal advisors your unsolicited and conditional proposal, which was first made on July 19, 2011, the Board unanimously determined that it undervalues the Company and is not in the best interest of PharMerica or its stockholders.

The Board believes your proposal is subject to significant regulatory uncertainty and, despite your non-specific assurances to the contrary, antitrust clearance to combine the #1 and #2 players in institutional pharmacy is likely to be difficult to achieve and involve lengthy administrative and court proceedings. Even if the antitrust issues could eventually be resolved in a satisfactory manner, your proposal introduces unacceptably high risk to PharMerica stockholders and could be disruptive to PharMerica’s customers and employees without any assurances of Omnicare’s ability to complete a transaction on a timely basis or at all.

I must take issue with your highly misleading characterization of my conversation with you on April 19, 2011 and what led up to it.

The facts are as follows: On August 11, 2010, as part of an introductory meeting with Denny Shelton when he became Interim Chief Executive Officer of Omnicare, he and I discussed a range of topics. During that meeting, we agreed it would be appropriate for our two companies to at least know if a combination would be feasible given the inherent regulatory issues involved. Neither company pursued this further at the time. Subsequently, after you joined Omnicare, you and I had an introductory meeting on April 19, 2011 before an industry event. At that meeting, you were the one who raised the subject of a potential combination.

Since then, we have discussed your desire to acquire PharMerica on several occasions. As you know, in order to facilitate substantive discussions, we proposed a straight-forward mechanism using a third party that would permit mutual evaluation of regulatory risks while protecting sensitive customer information and preserving confidentiality for both PharMerica and Omnicare. You rejected the use of such a mechanism and instead demanded – and have continued to demand — that we simply provide you with confidential PharMerica customer information so you could unilaterally assess regulatory risks. As we have repeatedly told you, this approach is unacceptable because market risk is much higher for PharMerica than Omnicare.

The PharMerica Board is open to exploring all opportunities to maximize value for PharMerica stockholders, but nothing in your August 23, 2011 letter gives us any confidence that Omnicare has a plan to address regulatory issues or to protect PharMerica stockholders from the risk that Omnicare will be unable to close a transaction.

The PharMerica Board is committed to acting in the best interests of our stockholders, and nothing in your letter provides the basis for PharMerica to alter its course.

Sincerely,

Gregory S. Weishar

Chief Executive Officer

Cc: PharMerica Board of Directors

Deutsche Bank Securities Inc. is acting as financial advisor and Holland & Knight is acting as legal advisor to PharMerica.

About PharMerica

PharMerica Corporation is a leading institutional pharmacy services company servicing healthcare facilities in the United States. PharMerica operates institutional pharmacies in 44 states. PharMerica’s customers are institutional healthcare providers, such as nursing centers, assisted living facilities, hospitals and other long-term care providers. The Company also provides pharmacy management services to long-term care hospitals.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of PharMerica Corporation (“PharMerica”) has commenced at this time. If a tender offer is commenced, PharMerica may file a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). Any solicitation/recommendation statement filed by PharMerica that is required to be mailed to stockholders will be mailed to stockholders of PharMerica. INVESTORS AND STOCKHOLDERS OF PHARMERICA ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PharMerica through the web site maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by PharMerica may be obtained free of charge by contacting Thomas A. Caneris, Senior Vice President and General Counsel of PharMerica, at (502) 627-7536.

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements are based upon information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements, all of which speak only as of the date of this press release. Except as required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events. All written and oral forward-looking statements attributable to us or any person acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this press release and in the Risk Factors section set forth in the Company’s most recent Annual Report on Form 10-K filed with the SEC and in other reports filed with the SEC by the Company.